Exhibit 99.4

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that Brookfield Asset Management Inc. (the “company”) would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The impact of the accounting differences between Canadian GAAP and U.S. GAAP on the company’s balance sheets at December 31, 2007 and 2006 and statements of income, retained earnings and comprehensive income for the years then ended are quantified and described in this exhibit. The additional disclosure contained within this document for years ended December 31, 2007 and 2006 should be read in conjunction with the company’s financial statements as at and for the years ended December 31, 2007 and 2006 contained in the company’s 2007 Annual Report as filed on Form I. A copy of this Annual Report can be found on EDGAR at www.sec.gov/edgar.shtml and on the company’s web site, www.brookfield.com, at investor center/financial reports.

(a)	Income Statement Differences

The impact of the differences in accounting principles between the company’s income statements and those prepared under U.S. GAAP are summarized in the following table:

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2007	2006
Net income as reported under Canadian GAAP		$787	$1,170
Adjustments:
Commercial property income	(i)	(20)	(14)
Residential property income	(ii)	(52)	(31)
Market value adjustments	(iii)	139	312
Foreign exchange and dividends on convertible preferred shares	(iv)	267	74
Equity accounted income	(v)	—	2
Start-up costs and other	(vi)	(13)	43
Commercial property depreciation	(vii)	8	7
Non-controlling interests		(91)	(41)
Deferred income taxes	(viii)	(10)	(5)

Net income under U.S. GAAP		1,015	1,517
Preferred share dividends		(44)	(35)
Convertible preferred share dividends	(iv)	(27)	(26)

Net income available to common shareholders under U.S. GAAP		$944	$1,456

Per share amounts under U.S. GAAP[1]	(ix)
Basic earnings per share		$1.62	$2.51
Diluted earnings per share		$1.57	$2.43

1	Prior year has been restated to reflect three-for-two stock split on June 1, 2007

(i)	Commercial Property Income

The company adopted straight-line recognition of rental revenue for all its properties from January 1, 2004 onward, thereby harmonizing this policy with U.S. GAAP. In 2007, the company recorded a decrease to commercial property income of $12 million (2006 – $17 million) to reflect the adjustment required if straight-line rental revenue had been recognized from the outset of the lease as opposed to January 1, 2004 onward. The recognition of lease termination income can differ between U.S. GAAP and Canadian GAAP, and resulted in a decrease to commercial property income in 2007 of $8 million (2006 – increase of $3 million).

(ii)	Residential Property Income

The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser in certain jurisdictions prior to the recognition of revenue by the vendor. Land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Transfer of title is a requirement for recognizing revenue under U.S. GAAP, whereas this is not required in all circumstances under Canadian GAAP. Accordingly, residential development income decreases by $52 million (2006 – $31 million) for U.S. GAAP purposes.

(iii)	Market Value Adjustments

Prior to January 1, 2007, Canadian GAAP required securities to be carried at the lower of cost or net realizable value and derivatives that qualified as cash flow hedges to be accrued into income with no mark-to-market recognized on the balance sheet. Effective January 1, 2007, Canadian GAAP harmonized its treatment in respect of both items with U.S. GAAP such that all securities and derivatives that are specifically designated as cash flow hedges are now required to be carried at fair value on the balance sheet.

The company enters into power sales contracts to sell power generated from its operations. Canadian GAAP requires that certain of these contracts that contain a net settlement provision be marked-to-market without a corresponding mark-to-market of the carrying value of the underlying power generating capacity. U.S. GAAP allows such contracts to be exempt from mark-to-market treatment if the contracts form part of the normal sales activities of the company. Under Canadian GAAP, the company recorded a $78 million loss on the market-to-market of power sale contracts, which was not recorded under U.S. GAAP.

In 2007, the company recorded a $57 million gain on settlement of a foreign currency derivative to mitigate the foreign currency exposure of an anticipated business combination. Canadian GAAP allows qualified cash flow hedges of foreign currency risk exposures of an anticipated business combination to be recorded in other comprehensive income, as opposed to net income under U.S. GAAP.

Market value adjustments for securities and derivative contracts for U.S. GAAP are as follows:

( MILLIONS)	2007	2006
Fair value adjustments to securities for U.S. GAAP	$—	$12
Derivative contract adjustments for U.S. GAAP	139	300

	$139	$312

(iv)	Foreign Exchange and Dividends on Convertible Preferred Shares

Canadian GAAP requires that the company’s preferred share obligations that could be settled with a variable number of the company’s common equity be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under U.S. GAAP, they are treated as equity with corresponding distributions as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under U.S. GAAP, these preferred shares are treated as equity and are converted into the company’s functional currency at historical rates. As a result, the company has recorded the following adjustments for U.S. GAAP:

( MILLIONS)	2007	2006
Preferred share dividends classified as interest expense for Canadian GAAP	$84	$78
Revaluation of preferred shares at historical foreign exchange rates	183	(4)

	$267	$74

(v)	Equity Accounted Income

Under U.S. GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the investee as follows:

Accounting Treatment	Canadian GAAP	U.S. GAAP
Start-up costs	Defer and amortize	Expense as incurred
Pension accounting	Valuation allowance	No valuation allowance

Canadian GAAP requires recognition of a pension valuation allowance for an excess of the prepaid benefit expense over the expected future benefit with changes in the pension valuation allowance recognized in the consolidated statements of income, whereas U.S. GAAP does not. Accordingly, the company’s equity accounted investees eliminate the effects of recognizing pension valuation allowances for these purposes.

(vi)	Start-up Costs and Other

Start-up costs and other has been adjusted for the differences between Canadian GAAP and U.S. GAAP and includes $10 million of expense (2006 – $20 million) related to start-up costs which are deferred and amortized under Canadian GAAP and expensed under U.S. GAAP, and $8 million of expense (2006 – $28 million of income) related to differences from the company’s operations in Brazil and its insurance operations.

(vii)	Commercial Property Depreciation

Straight-line depreciation was adopted by the company from January 1, 2004 onward which effectively harmonized Canadian GAAP with U.S. GAAP. In 2007, the company recorded an increase to U.S. GAAP net income of $8 million (2006 – $7 million) to reflect the adjustment required if straight-line depreciation had been recognized from the outset as opposed to January 1,2004 onward.

(viii)	Deferred Income Taxes

The difference in the deferred income tax provision includes the tax effect of the income statement adjustments under U.S. GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under U.S. GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted.

(ix)	Per Share Amounts

The company’s current policy is to redeem the Preferred Shares Series 10, 11 and 12, through the payment of cash in the event that holders of Preferred Shares exercise their conversion option. As a result, the impact of the conversion option of these Preferred Shares has been excluded from the company’s diluted EPS calculation under U.S. GAAP. However, the company is not legally obliged to redeem these Preferred Shares for cash and reserves the right to settle the conversion option in Class A common shares.

(b)	Comprehensive Income

The impact of the differences in accounting principles between the company’s statements of comprehensive income under Canadian GAAP and under U.S. GAAP are as follows:

( MILLIONS)	Note	2007	2006
Other comprehensive income – Canadian GAAP		$302	$—
Market value adjustments	(i)	(59)	244
Additional pension asset	(ii)	6	10
Foreign currency translation adjustments	(iii)	(18)	37
Taxes on other comprehensive income		15	(81)

Other comprehensive income – U.S. GAAP		$246	$210

As a result of the above adjustments, the components of other comprehensive income under U.S. GAAP are as follows:

( MILLIONS)	2007	2006
Net income under U.S. GAAP	$1,015	$1,517
Market value adjustments	(211)	244
Additional pension asset	6	10
Foreign currency translation adjustments	392	37
Taxes on other comprehensive income	59	(81)

Other comprehensive income	246	210

Comprehensive income	$1,261	$1,727

(i)	Market Value Adjustments

The company adopted new Canadian GAAP financial instrument accounting standards on January 1, 2007, which effectively harmonized with U.S. GAAP the accounting for available-for-sale securities and derivatives that are designated in cash flow hedging relationships. Available-for-sale securities are carried at fair value which is based on reference to quoted prices in an active market. The effective portion of derivatives designated as cash flow hedges are reported in other comprehensive income whereas the offsetting changes of the future cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income. Historically under Canadian GAAP, the company recorded its securities at cost and wrote them down when an other than temporary impairment occurred and the fair value of derivatives designated as cash flow hedges was not recognized in income.

Canadian GAAP allows the effective portion of cash flow hedges of foreign currency risk exposures of an anticipated business combination to be recorded in other comprehensive income. However, under U.S. GAAP, cash flow hedges of an anticipated business combination are recorded in net income at fair value.

Market value adjustments in other comprehensive income in 2007 and 2006 are recorded on the balance sheet as follows:

( MILLIONS)	2007	2006
Available-for-sale securities	$(2)	$42
Derivative contracts designated as cash flow hedges	(57)	201
Equity accounted investments	—	1

Market value adjustments	$(59)	$244

(ii)	Additional Pension Asset

U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional pension asset or liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected this adjustment including its proportionate share of adjustments recorded by equity accounted investees and consolidated subsidiaries.

(iii)	Foreign Currency Translation Adjustments

Effective January 1, 2007, Canadian and U.S. GAAP require that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The resulting changes in the carrying values of assets which reflect foreign currency conversion are not necessarily reflective of changes in underlying value.

(c)	Balance Sheet Differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and U.S. GAAP would result in the following presentation of the company’s balance sheets:

( MILLIONS)	Note	2007	2006
Assets
Cash and cash equivalents		$1,561	$1,204
Accounts receivable and other	(i)	7,796	5,314
Intangible assets		1,773	1,146
Goodwill		1,528	669
Securities		3,453	3,943
Loans and notes receivable		892	635
Property, plant and equipment	(ii)	37,206	27,563
Equity accounted investments	(iii)	1,336	712

Total assets under U.S. GAAP		$55,545	$41,186

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages		$21,644	$17,148
Other debt of subsidiaries		7,729	4,389
Corporate borrowings		2,048	1,507
Accounts payable and other		9,938	5,502
Intangible liabilities		1,047	919
Convertible and subordinated notes		—	214
Non-controlling interests		4,986	4,445
Preferred equity		1,204	1,022
Common equity	(iv)	6,949	6,040

Total liabilities and shareholders’ equity under U.S. GAAP		$55,545	$41,186

The significant difference in each category between Canadian GAAP and U.S. GAAP are as follows:

(i)	Deferred Income Taxes

The deferred income tax asset (liability) under U.S. GAAP is included in accounts receivable (payable) and other and is calculated as follows:

( MILLIONS)	2007	2006
Tax assets related to operating and capital losses	$1,270	$1,194
Tax liabilities related to differences in tax and book basis	(1,556)	(944)
Valuation allowance	(338)	(304)

Deferred income tax liability under U.S. GAAP	$(624)	$(54)

(ii) Joint Ventures

Under U.S. GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method for investments that would otherwise be equity accounted for under U.S. GAAP.

(iii) Equity Accounted Investments

The company’s equity accounted investments under U.S. GAAP include Norbord, Australian property funds, Chilean transmission operations and other real estate and business services and during 2006, Fraser Papers and Stelco. During 2007, the company began consolidating Fraser Papers and disposed of its investment in Stelco. The investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under U.S. GAAP.

( MILLIONS)	2007	2006
Equity accounted investments under Canadian GAAP	$1,352	$775
Reclassification from securities and accounts receivable and other	24	24
Accumulated other comprehensive income (loss)	(20)	(76)
Retained earnings adjustment	(20)	(11)

Equity accounted investments under U.S. GAAP	$1,336	$712

(iv)	Common Equity

( MILLIONS)	2007	2006
Common equity under Canadian GAAP	$6,644	$5,395
Reclassification of Canadian GAAP cumulative translation adjustment to accumulated other comprehensive income	—	42
Common shares	17	13
Additional paid in capital	75	21
Cumulative adjustments to retained earnings under U.S. GAAP	225	382
Accumulated other comprehensive income	(12)	187

Common equity under U.S. GAAP	$6,949	$6,040

As a result of the above adjustments, the components of common equity under U.S. GAAP are as follows:

( MILLIONS)	2007	2006
Common shares	$1,291	$1,228
Additional paid in capital	75	21
Accumulated other comprehensive income	433	187
Retained earnings	5,150	4,604

Common equity under U.S. GAAP	$6,949	$6,040

(d)	Changes in Accounting Policies Adopted During 2007

FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”

Effective January 1, 2007, the company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet. The company recorded a $6 million transition adjustment to decrease opening retained earnings effective January 1, 2007, as a result of the adoption of FIN 48.

(e)	Future Accounting Policy Changes

(i)	SFAS 157, “Fair Value Measurements”

As of January 1, 2008, the company is required to adopt, for purposes of U.S. GAAP, FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The company is assessing the impact this interpretation will have on the consolidated financial statements.

(ii)	SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

As of January 1, 2008, the company is required to adopt, for the purposes of U.S. GAAP, FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.

(iii)	SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”

As of January 1, 2008, the company is required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. The company is currently evaluating the impact of these new interpretations on the consolidated financial statements.